Exhibit (a)(5)(i)

6711 Columbia Gateway Drive, Suite 300
Columbia, Maryland 21046
Telephone 443-285-5400
Facsimile 443-285-7650
www.copt.com
NYSE: OFC

NEWS RELEASE

FOR IMMEDIATE RELEASE	IR Contacts:
	Stephanie Krewson	Michelle Layne
	443-285-5453	443-285-5452
	stephanie.krewson@copt.com	michelle.layne@copt.com

COPT ANNOUNCES TENDER OFFER FOR ANY AND ALL OF ITS

OPERATING PARTNERSHIP’S OUTSTANDING 4.25% EXCHANGEABLE

SENIOR NOTES DUE 2030

COLUMBIA, MD May 29, 2013 - Corporate Office Properties Trust (COPT or the Company) (NYSE: OFC) announced that its operating partnership, Corporate Office Properties, L.P. (the “Operating Partnership”), has commenced a cash tender offer (the “Tender Offer”) for any and all of the $186,273,000 outstanding principal amount of the 4.25% Exchangeable Senior Notes due on April 15, 2030 (the “Notes”) issued by the Operating Partnership. The consideration payable will be $1,070 per $1,000 principal amount plus accrued and unpaid interest to, but not including, the payment date for the Notes purchased in the Tender Offer, which will be the next business day following the Expiration Time (as defined below). Additional terms and conditions of the Tender Offer are set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) dated May 29, 2013.

The Tender Offer will expire at 11:59 p.m., New York City time, on June 26, 2013, unless extended or earlier terminated by the Operating Partnership (the “Expiration Time”). Under certain circumstances described in the Offer to Purchase, the Operating Partnership may terminate the Tender Offer before the Expiration Time. Any tendered Notes may be withdrawn prior to, but not after, the Expiration Time and withdrawn Notes may be re-tendered by a holder at any time prior to the Expiration Time. The Tender Offer will be funded by a combination of available cash on hand and borrowings under existing credit facilities if required.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letter of Transmittal, which will be sent to holders of the Notes. Holders are urged to read the Tender Offer documents carefully before making any decision with respect to the Tender Offer. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from D.F. King & Co., Inc., the Information Agent for the Tender Offer, at (800) 659-5550 (toll-free) or (212) 269-5550 (collect). Questions regarding the Tender Offer may be directed to RBC Capital Markets, the Dealer Manager for the Tender Offer, at (877) 381-2099.

This press release is for information purposes only and is not an offer to purchase or a solicitation of an offer to sell with respect to any of the Notes. The Tender Offer is being made solely pursuant to the tender offer documents, including the Offer to Purchase, that are being distributed to holders of the Notes. The Tender Offer is not being made to, and tenders of Notes will not be accepted from or on behalf of, holders in any jurisdiction in which the making or the acceptance of the Tender Offer would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of the Operating Partnership by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

None of the Company, the Operating Partnership, the Dealer Manager or the Information Agent makes any recommendation as to whether holders of Notes should tender their Notes in the Tender Offer or the amount of Notes to tender.

Company Information

COPT is an office REIT that focuses primarily on serving the specialized requirements of U.S. Government agencies and defense contractors, most of whom are engaged in defense information technology and national security-related activities.  The Company generally acquires, develops, manages and leases office and data center properties concentrated in large office parks primarily located near knowledge-based government demand drivers and/or in targeted markets or submarkets in the Greater Washington, DC/Baltimore region. As of March 31, 2013, the Company’s consolidated portfolio consisted of 210 office properties totaling 19.1 million rentable square feet. COPT is an S&P MidCap 400 company.

Forward-Looking Information

This press release may contain “forward-looking” statements, as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on the Company’s current expectations, estimates and projections about future events and financial trends affecting the Company.  Forward-looking statements can be identified by the use of words such as “may,” “will,” “should,” “could,” “believe,” “anticipate,” “expect,” “estimate,” “plan” or other comparable terminology.  Forward-looking statements are inherently subject to risks and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate.  Accordingly, the Company can give no assurance that these expectations, estimates and projections will be achieved.  Future events and actual results may differ materially from those discussed in the forward-looking statements.

Important factors that may affect these expectations, estimates, and projections include, but are not limited to:

•                  general economic and business conditions, which will, among other things, affect office property and data center demand and rents, tenant creditworthiness, interest rates, financing availability and property values;

•                  adverse changes in the real estate markets including, among other things, increased competition with other companies;

•                  governmental actions and initiatives, including risks associated with the impact of a government shutdown or budgetary reductions or impasses, such as a reduction in rental revenues,  non-renewal of leases, and/or a curtailment of demand for additional space by the Company’s strategic customers;

•                  the Company’s ability to borrow on favorable terms;

•                 risks of real estate acquisition and development activities, including, among other things, risks that development projects may not be completed on schedule, that tenants may not take occupancy or pay rent or that development or operating costs may be greater than anticipated;

•                  the Company’s ability to sell properties included in its Strategic Reallocation Plan;

•                  risks of investing through joint venture structures, including risks that the Company’s joint venture partners may not fulfill their financial obligations as investors or may take actions that are inconsistent with the Company’s objectives;

•                  changes in the Company’s plans for properties or views of market economic conditions or failure to obtain development rights, either of which could result in recognition of significant impairment losses;

•                  the Company’s ability to satisfy and operate effectively under Federal income tax rules relating to real estate investment trusts and partnerships;

•                  the Company’s ability to achieve projected results;

•                  the dilutive effects of issuing additional common shares; and

•                  environmental requirements.

The Company undertakes no obligation to update or supplement any forward-looking statements. For further information, please refer to the Company’s filings with the Securities and Exchange Commission, particularly the section entitled “Risk Factors” in Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.